27 Fleet Street Birmingham B3 1JP Tel: 0121 498 5751 Fax: 0121 233 0806	Tim Clarke Chief Executive

28 April 2006

Ms Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Washington DC 20549
U.S.A.

Mitchells & Butlers plc
Form 20-F for the year ended October 1, 2005
Commission file#: 001-31653

Dear Ms Cvrkel,

Thank you for your letter of March 20, 2006 and subsequent agreement to extend the period for our response to April 30, 2006.

We have now had the opportunity to carefully consider your comments and respond to each of the points raised, as set out below. For your convenience, we have included the staff’s comments from your letter of March 20, 2006 followed by our response.

I would like to take this opportunity to inform you that Mitchells & Butlers plc (“the Company”) delisted from the New York Stock Exchange in August 2005 and is currently takings actions which are expected to lead to the termination of its Exchange Act registration during the summer.

We respond to the specific comments raised as follows:

Item 3 – Key Information – Consolidated Profit and Loss Account

1.	Revise future filings to disclose the reconciliation of net income in accordance with US GAAP for all periods presented. Refer to the guidance outlined in Instruction 2 to Item 3.A. of Form 20-F.

We will ensure that all information required by Item 3.A. is included in any future Form 20-F that we file.

Consolidated Profit and Loss Account, page F-2

2.	We note your presentation of “Adjusted EPS” on the face of your consolidated profit and loss account which provides an adjustment to earnings per share for exceptional items. It is unclear whether UK GAAP requires the disclosure of earnings per share in this manner. However, it appears this disclosure may be discretionary as you state it shows performance undistorted by exceptional items and gives shareholders a clearer understanding of the trading performance of the group in Note 12.

If this is earnings per share data required by UK GAAP, your US GAAP reconciliation footnote should state that US GAAP does not permit any “Adjusted EPS” amounts or any earnings per share data before “earnings from continuing operations” as provided in paragraph 36 of SFAS 128. However, if this disclosure is not required by UK GAAP but is furnished solely at the discretion of the company, it is considered a non-GAAP financial measure that would not be permitted in filings with the commission in accordance with the guidance in Item 10(e)(1)(ii) of Regulation S-K and FRR-65. In the alternative, you could solely provide the impact on earnings per share for exceptional items without disclosing an “Adjusted EPS” amount. Please advise or revise, accordingly.

Under UK GAAP, both FRS 3 ‘Reporting Financial Performance’ and FRS 14 ‘Earnings per Share’ expressly permit the inclusion of alternative earnings per share measures in the financial statements. The requirements for their inclusion are that they should be justified by management and reconciled to and given no more prominence than the standard measures. The specific references are paragraph 25 of FRS 3 and paragraphs 73-74 of FRS 14. These alternative measures, commonly referred to as ‘Adjusted EPS’, are typically shown on the face of the profit and loss account adjacent to the standard measures. Indeed, ‘Adjusted earnings per share’ appears on the face of the profit and loss account in the illustrative examples to FRS 3.

We further note the Staff guidance given in Question 28 of ‘Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures’. This guidance permits a Foreign Private Issuer to include a measure in its filings if “expressly permitted”, defined as clearly and specifically identified as an acceptable measure by the standard setter responsible for establishing the GAAP used in the primary financial statements. The guidance goes on to say that the expressly permitted condition is not intended to prohibit inclusion of earnings per share measures where the numerator of the per share measure is directly derived from an appropriately presented measure in the home country GAAP income statement.

In light of the above, we would submit that ‘Adjusted EPS’ as presented in our financial statements is not in contravention of the relevant filing regulations.

We also believe that ‘Adjusted EPS’ is an important measure of the Company’s underlying trading performance that is useful information for shareholders. It is used for internal reporting purposes and in the calculation of awards under certain incentive-based remuneration schemes.

We note your comments regarding a footnote to the US GAAP reconciliations explaining that US GAAP does not permit the presentation of ‘Adjusted EPS’ and would propose to include such a disclosure in any future filings.

Consolidated Statements of Cash Flows, page F-8

3.	From disclosure in this statement and in Item 4 (Acquisitions, Dispositions and Capital Expenditures) on page 21, we note you realized property disposals of approximately 50-60 million UK pounds sterling each period which included the sale of individual pubs. It is unclear whether any of your disposals encompassed a component of an entity where the cash flows could be clearly distinguished, operationally and for financial reporting purposes, so that the results of operations would be reflected as a discontinued operation for US GAAP purposes under the guidance in paragraphs 41-43 of SFAS No. 144. Please advise and revise your US GAAP reconciliation note in future filings, as necessary.

The property disposals we have made during the last three years represent the normal churn of our estate rather than a concerted disposals programme. Over the three year period, whilst there has been a net reduction in the number of pubs, our total pub portfolio has remained at around 2000 sites. The pubs disposed of contributed turnover of 0.3% in fiscal 2005, 1.2% in fiscal 2004 and 1.9% in fiscal 2003. The disposals consist almost entirely of separate transactions for individual pubs, typically opportunistic sales for alternative use values. Furthermore, the disposals have been made from across the range of our brands and formats and have not represented identifiable asset groupings. The pubs disposed of are not separate subsidiaries, legal entities or reporting units.

From a technical perspective, under SFAS No. 144 the question arises as to whether an individual pub constitutes an operation that needs to be disclosed as discontinued when it is sold. We note that paragraph 41 of the standard refers to “operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity”. To meet this definition, an individual pub would need to have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. Mitchells & Butlers’ business model, that of a brand-led managed pub operator, has a highly centralised management structure which means the key areas of expenditure that drive profitability in the pubs are incurred at the corporate level e.g. brand development, marketing and product sourcing and supply. For this reason, we do not believe that an individual pub is a stand-alone business with independent cash flows. Furthermore, the Company does not prepare full profitability statements for individual outlets as significant central costs and benefits are not allocated. On this basis, we do not therefore believe that the sale of an individual pub constitutes a discontinued operation under US GAAP.

Note 31. Differences between United Kingdom and United States Generally Accepted Accounting Principles

- Income

4.	We note that in your reconciliation of earnings available for shareholders in accordance with UK GAAP to net income in accordance with US GAAP you have an item labelled “disposal of tangible fixed assets”. Please explain to us the nature of this reconciling item and how you determined or calculated the amount of the adjustment.

Our profits on the disposal of tangible fixed assets are higher under US GAAP for two reasons. Firstly, prior to the introduction of FRS 15 ‘Tangible Fixed Assets’ in 1999, we did not depreciate our freehold and long leasehold pubs under UK GAAP but did depreciate them under US GAAP. Secondly, as fixed assets are recorded at historical cost under US GAAP we have to remove the element of revaluation included in our UK GAAP carrying values. Whilst we no longer revalue our properties, we did have a policy of periodic property revaluations under UK GAAP prior to the introduction of FRS 15. Both of these factors result in lower fixed asset carrying values under US GAAP which leads to higher reported profits on disposal.

Through ageing the fixed asset disposals we are able to calculate the additional depreciation previously charged under US GAAP and we have records of revaluations by individual property.

- Shareholders’ Equity

5.	We note that you provide a reconciliation of shareholders’ funds as reported in accordance with UK GAAP to shareholders’ equity in accordance with US GAAP. In view of the material differences and items that impact stockholders’ equity, a reconciliation of a statement in changes in shareholders’ equity using balances determined solely under US GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a US GAAP basis. Please supplementally prepare and furnish us a US GAAP statement in changes in stockholders’ equity. As many registrants elect to include these US GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

Please find below movements in shareholders’ equity under US GAAP for both fiscal 2005 and fiscal 2004.

	Fiscal 2005	Fiscal 2004
	£m	£m

Opening shareholders’ equity	806	1,201
Net income	121	122
Other comprehensive income	(7)	22
Issue of share capital	2	8
Purchase of own shares	(101)	(12)
Proceeds on release of own shares held	14	1
Stock based compensation	10	10
Dividends paid	(50)	(545)
Exchange differences	—	(1)

Closing shareholders’ equity	795	806

Please note that we prepare this reconciliation as a matter of course before finalising our US GAAP numbers but have not previously included it in the 20-F. We do, however, note your comments regarding best practice and will include such a reconciliation in any future filings.

In connection with our response, we acknowledge that;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses to your comments are satisfactory and, in the event that our filing obligation continues, the proposed improvements in disclosure are acceptable to you. Should you require any further explanations or information please do not hesitate to contact us.

Yours sincerely

Tim Clarke
Chief Executive